October 13, 2005

By EDGAR

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

RE: Gerdau S.A. (File No. 001-14878)

Dear Ms. Shah:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated September 28, 2005, regarding the response to your letter dated August 17, 2005.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Note 23 – Segment Information, page F-55

1.             We note your response to our prior comment 10 and have the following additional comments:

•      You note that our prior comment referred to paragraph 19 of SFAS No. 131. We made this reference because you disclosed that “information for long steel products in Brazil and specialty steel products in Brazil is presented below under Long Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS 131 for presenting separate information about such segment. Based on your response, you indicate these operating segments have been aggregated because they meet all the aggregation criteria set forth in paragraph 17 of SFAS 131. Please revise your disclosures to appropriately clarify your basis for aggregating these operating segments.

Our response:  We acknowledge your comment, and our intention is to clarify disclosure regarding aggregation of specialty steel segment with Long Brazil segment in future filings if we continue to present segment information on an aggregated basis, as discussed below. If applicable, we intend to change current disclosure to the following statements:

“Information for long steel products in Brazil and specialty steel products in Brazil is presented below under Long Brazil because those two operating segments share similar economic characteristics, as described on paragraph 17 of SFAS 131.”

•      Please provide us with a comprehensive analysis of how you determined that these operating segments have similar economic characteristics and meet all the aggregation criteria set forth in paragraph 17 of SFAS 131. Specifically provide us with the revenues and gross profits for each segment for the last five years and address for us any inconsistency in trends this data depicts.

Our response:

1)               Aggregation criteria: As requested we present below a analysis of the aggregation criteria set forth in paragraph 17 of SFAS 131 including revenues and gross profits for each segments for the last five years:

a)     The nature of the products and services: both are long rolled steel products, within a range of similar chemical composition.

b)    The nature of the production process: in both cases, the raw material used is essentially steel scrap and a mixture of pig iron and steel scrap. The production is based on the mini-mill concept, with mills equipped with electric arc furnaces that melt steel scrap into steel; after casting process, the billets are rolled in the same kind of equipment and using the same manufacturing process.  After this point a different production processes take place depending on the final product to be produced (within the long segment and also in the specialty steel segment).

c)     The type or class of customer for their products and services: Long Brazil presents a wide range of customers including clients in the civil construction business, agrobusiness and industries operating in a wide range of sectors. Specialty steel customers are industrial clients. Both segments share customers in the industrial sector.

d)    The methods used to distribute their products or provide their services: Long Brazil distributes its products through own stores to the retail market, through distributors and through sales representatives. Specialty steel sells its products through distributors, sales representatives and the same own stores to retail market.

e)     Nature of regulatory environment: we have not considered whether they are similar with respect to the regulatory environment as the activities of neither segment are subject to regulation.

2)         Trend analysis for net sales and gross profit for long and specialty steel segment:

 We present below the percentage of change (increase or decrease) in net sales and gross profit from one year to the following one since 2000 considering the amount in year 2000 as the initial basis as well as gross margin in brazilian reais per ton of steel:

According to the two first charts shown above, changes in net sales and changes in gross margins of both specialty steel and long steel have changed in tandem presenting in both cases similar trends over the period. As a result, presentation on an aggregated basis of information of specialty steel (which represents less than 5% of net sales and less than 5% of gross profit of the Company on a consolidated basis for all the periods presented) and long steel has not resulted in disclosing different trends as the one that would be disclosed had both specialty steel and long steel been presented separately.

The third chart (gross profit in brazilian reais per ton) shows that those margins were similar until 2002, (with a simple average of R$256/ton of specialty steel and R$237/ton of long steel in the period 2000-2002) for both segments.  However, in 2003 the gross profit per ton starts behaving differently, which also was presented during 2004,.

Considering the change observed in gross profit per ton in specialty steel and long steel segment in the recent past, we intend to present specialty steel as a separate segment in our 20-F report for the year ended December 31, 2005 if that trend is confirmed at this year end, as we expect.

Data used to compile charts above are based on information used for internal decision making which is prepared under accounting practices adopted in Brazil:

	2000	2001	2002	2003	2004

Net sales - Specialty Steel	268.177	286.968	360.494	583.120	865.899
Net sales - Long Steel	2.016.571	3.249.686	4.176.345	5.251.409	7.323.878
Gross profit - Specialty Steel	56.239	60.602	88.054	166.883	281.255
Gross profit - Long Steel	721.838	1.622.051	1.834.773	2.011.420	3.142.811

Amounts in BRL thousand

Metric tons - Specialty Steel	264.542	261.876	272.866	314.144	378.733
Metric tons - Long Steel	4.978.729	5.002.327	7.638.616	8.062.191	6.321.886

R$/ton - Specialty Steel (Gross profit)	213	231	323	531	743
R$/ton - Long Steel (Gross profit)	145	324	240	249	497

Amounts in metric tons and BRL

*  *  *  *  *

We hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions about this response letter.

Very truly yours,
GERDAU S.A.

		By	/s/ Osvaldo Burgos Schirmer
		Name:	Osvaldo Burgos Schirmer
		Title:	Chief Financial Officer

Copy:	Ryan Rohn
Division of Corporation Finance